OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Livingway, Inc.

13151 Fountain Park Drive
Playa Vista, **CA 90094**

www.livingway.fr



10000 shares of Class B Non-Voting Shares

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of Class B Non-Voting Shares $107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Class B Non-Voting Shares ($10,000)

Company	Livingway, Inc.
Corporate Address	13151 Fountain Park Drive, Playa Vista 90094, CA
Description of Business	Livingway is the social network for your needs. It uses it's own cryptocurrency as a payment solution on and off-platform.
Type of Security Offered	Class B Non-Voting Shares
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Livingway, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Shares at $1 / share, you will receive 10 Class B Non-Voting bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Livingway is the social network for your needs. It's a geolocated platform that allows users to send instant requests to the community around their location or the address they need. It can be anything, questions, services, jobs, buy, sell, rent. Livingway connects people together, without taking a commission, users can pay each other with the cryptocurrency we develop: the LIV.

There is a search engine that allows users to find other users depending on skills or interest centers. Livingway uses blockchain to store users DATA, respecting everyone's privacy and will.

The Liv's wallet will be hosted on livingway's website and app.

Livingway will partner with businesses, companies, retail stores of any kind, e-commerce websites, so they can accept Liv as a payment solution. It a much cheaper payment solution for businesses compared to credit cards.

On The website and app you can find all businesses that accept Liv near you or the adress you need.

Many More services will be provided in the future, such as Eboutiques for businesses, wholesale partnerships etc.

The transaction fee (1%) collected on all merchant's transactions in LIV.

It is Livingway's highest priority to respect every user's privacy and information.

Instead of the high credit cards fees, Livingway will collect only 1% transaction fees from merchants when users will pay in LIV.
Up to 25% of this 1% fee is redistributed to users via the sponsorship program.

The sponsorship program rewards users who sponsored their entourage, who became new users and proceeded payments in LIV.

This program incentivize our users to spread the word, sponsor businesses and individuals, our users can play our sales team role.

The DATA: Users have the choice to keep total privacy or share their DATA with Livingway.
If they share their DATA, Livingway will share the advertising revenues 50-50 with its users.

We have developed a web beta version of the social network, with features like the request feed, the profil search engine, the chat, and user profil. The funds will serve to develop the mobile applications, the design, the cryptocurrency, wallet, smart contracts and sponsorship program.

Sales, Supply Chain, & Customer Base

We are raising the funds in order to build the technology, fund an ICO in order to raise money worldwide, and start business.
We don't have a customer base yet, nor sales.
The development of the technology will be taken care of by an agency. Hiring an agency will cost less than hiring engineers and will bring all talents required to develop the technology. It will also allow us to focus at the same time on the ICO, it takes a lot of work. Once the platform developed we will hire our own IT team to keep developing the platform and run it.
We expect the platform to be finished by December 2018

Competition

Some companies in the blockchain industry are trying to provide a payment solution:
- Other crypto payment solutions have a highly volatile token

- Very limited supply = not possible for worldwide adoption

- most charge fees on individuals transactions

- some propose instant change to FIAT to avoid the volatility of their token = high fees on exchanges.

Some companies are trying to come up with a stable cryptocurrency, but they don't have the right approach.

Advantages of Livingway:

- Closed ecosystem = stable token = stable pricing for businesses and individuals + security to keep funds in crypto

- Enormous supply = mass adoption worldwide

- Great user incentives: sponsorship program / loyalty program

- Find in-app which businesses accept LIV payments

- Deposit and cash out easily in-app, no fees

We have the same mindset as a professional athlete trying to become the number 1 in the world. We are working on making a better product, built by users for users, a very easy-to-use platform. We work hard on every single detail to improve day after day, reaching milestones after milestones. We believe to be the team able to bring the world a platform that will change the world for the better, changing the economy and the society. Livingway, together live better.

Liabilities and Litigation

None

The team

Officers and directors

Jules Trasleglise	CEO & Sole Director

Jules Trasleglise
Jules has been the Founder, CEO, and Sole DIrector of Livingway since the Company's inception. He had the idea of Livingway and dedicated himself to bring it to life. For the last 3 years, Jules has been working full time on Livingway. He worked jobs to fund the development of a beta version and managed to get Livingway's project supported by French state organizations. These organizations are financed by the state to help entrepreneurs. You have to convince jurys of CEOs in order to get accepted into the organizations and benefit from their mentorship. Jules successfully entered Reseau Entreprendre and ARDTA. Reseau Entreprendre committed to a $20k loan (which he didn't take), and ARDTA paid Jules 3 months of salary and all business expenses covered to continue to develop the project. He puts the same mindset of a passionate tennis player trying to become a pro, into his project trying to become a successful company.

Number of Employees: 1

Related party transactions

No related party transactions

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This business is based on an untested concept.** This business is based on an untested concept and has no precedent as a successful operating business. If you

are investing in Livingway, it is because you believe in the concept and because you believe that many other people will find this to be an appealing concept and that this appeal will lead to the business being profitable. However, it is possible that an insufficient amount of people will find the concept appealing and that the business therefore will be unable to operate profitably.

- **This is a brand-new company .** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Livingway platform and network is a good idea, that Livingway will be able to secure the intellectual property rights to the Livingway platform and network and that the company will secure the exclusive marketing rights to the Livingway platform and network, that we will be able to successfully market and sell the Livingway platform and network , that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell secure any users and we plan to market a platform and network which have no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to establish profitable operations.** We estimate that we will require at least $2 million to commence the profitable operation of Livingway. We believe that we will be able to finance the commercial operation of Livingway through an ICO, partnerships and other ventures. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company will make money (and you will only make money if the company makes money) unless there is sufficient demand for the concept, people think its a better concept than the competition and the services and benefits are priced at a level that allows the company to make a profit and still attract business.

- **Market rejection** We depend on the market acceptance of our product, we have made market studies, but we can't be sure the service will be accepted by users as we intend it.

- **Funds** Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to establish profitable operations, for exemple raising money through an ICO, or other VC rounds.

- **You can't easily resell the securities .** Because this is a brand new company with no operating history, with no track record, and with no clients or partners, its business proposition is speculative and it may be difficult to find others who are willing to purchase your interest in Livingway at or near the price you paid, or at all.

- **Any valuation at this stage is pure speculation** We have valuated the company fairly compared to other companies in the blockchain and crypto-currency industry. Although we believe to bring a fair valuation, we can not ensure to meet the success that will allow investors to recup their initial investment.

- **Blockchain/ cryptocurrency regulations** Our business model based on cryptocurrency follows the actual SEC regulation. Any regulation that would go

against our business model could affect our company.

- **Blockchain and cryptocurrency** Any hacking of the cryptocurrency funds acquired during the ICO could not be refunded. We will conduct our ICO in FIAT currencies, limiting the risks of hacking.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jules Trasleglise, 95.0% ownership, Class A shares

Classes of securities

- Class A Voting Shares: 8,560,000

Voting Rights (of this class)

The holders of shares of the Company's Class A Voting Shares, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Non-Voting Shares are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Common Stock are entitled to receive proportionally such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class A Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A Common Stock are entitled to share proportionally in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

- Class B Non-Voting Shares: 1,070,000

Voting Rights (of this class)

The holders of shares of the Company's Class A Voting Shares, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Non-Voting Shares are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class B Common Stock are entitled to receive proportionally such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share proportionally in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

The holders of Class B Non-Voting Shares are not entitled to vote on any matter except as required under applicable law.

As a minority holder of Class B Non-Voting Shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, any additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-05-11.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until end of 2018 . Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Major expenses during the next 12 months will be :

- Expenses related to the development of the technology : $400,000
- ICO fees related to the launch of the ICO campaign : $160,000
- Legal fees related to the compliance of the product : $45,000
- Marketing cost to promote the new service : $60,000

Financial Milestones

The company is investing in the development of the technology, and does not anticipate to be generating revenue before Q1 2019. As is generating net income losses as a result.

Management currently forecasts following projected revenues, based on 1% transaction fee paid by merchants on transactions done in LIV cryptocurrency :

The cost of revenue is estimated to be 30 % (20 to 22% payback to users on sponsorship program + 8% marketing cost)

2018: $0 revenue

2019 : $16,750,000 gross revenue

- $3,750,000 advertising revenue. Based on a conservative ARPU of $1 per quarter, ramping up to 2 million users by Q4 2019.

Cost of advertising revenue after redistributing 50% to users = $1,875,000

- $13,000,000 LIV transactions revenue. Starting in Q1 2019, ramping up to 2 million users spending $75 per week in LIV at the end of 2019.

Cost of revenue after marketing expenses and the sponsorship program rewards = 30% of the LIV transaction revenue =$9,100,000.00

The net revenue after deduction of cost of revenue is projected to be $10,975,000.

2020 : $75,000,000 gross revenue

- $23,000,000 advertising revenue. Based on a conservative ARPU of $1 per quarter, ramping up to 8 million users by Q4 2020

cost of advertising revenue after redistributing 50% to users = $11,500,000

- $52,000,000 LIV transactions revenue. As the community of users grow exponentially, due to sponsorship program,we expect to reach 8   million users.

Cost of revenue after marketing expenses and the sponsorship program rewards = 30% of the LIV transaction revenue = $36,400,000

The net revenue after deduction of cost of revenue is projected to be $47,900,000

2021: $189,000,000 gross revenue

- $59,000,000 advertising revenue. Based on a conservative ARPU of $1 per quarter, ramping up to 20 millions users by Q4 2021

cost of advertising revenue after redistributing 50% to users = $28,000,000

- $130,000,000 revenue. We anticipate 20 million users at the end of 2021.

Cost of revenue after marketing expenses and the sponsorship program rewards = 30% of the LIV transaction revenue = $91,000,000.00

The net revenue after deduction of cost of revenue is projected to be $119,000,000

Management believes the company will generate positive net income beginning Q4 2019.

The company anticipates launching its ICO in October 2018.

Liquidity and Capital Resources

The proceeds of the crowdfunding campaign will serve to finance the development of the technology as well as funding an ICO where we aim to raise sufficient capital to extend globally rapidly in the course of 2019 and on.

When reaching the maximum offering of $1,070,000, the company will have sufficient capital for a period of 12 months. In the meantime, the ICO will provide additional funding which will allow the company to reach positive cash flow, projected in Q4 2019.

If we only reach the minimum offering of $10,000, we will not be in the position to develop the project.

Livingway has no other pending sources of capital.

Indebtedness

The company has no debt.

Recent offerings of securities

None

Valuation

$9,630,000.00

This valuation is based on comparison similar companies at the same stage of development raising funds in the blockchain / cryptocurrency industry.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000	$1,070,000
Less: Offering Expenses	$5000	$15,000	$15,000
StartEngine Fees (6% total fee)	$600	$6420	$65,000
Net Proceeds	$4400	$85580	$990,00
Use of Net Proceeds:			
R& D & Production			$400,000
ICO fees		$85,580	$160,000
Working Capital			$375,000
Marketing	$4400		$50,000
Legal fees			$55,000

Total Use of Net Proceeds	$10,000	$107,000	$1,070,000

We are seeking to raise a minimum amount of $10,000. to a maximum amount of $107,000.00. If we oversubscribe our $107,000, we are considering increasing our maximum to $1,070,000.

If we only reach or minimum $10,000 goal, we will use the funds for marketing the offering and reach out to more investors.

The $107,000 will provide enough funds to conduct a Reg D ICO. The costs for the ICO are $55,000 + marketing costs of $50,000 for digital advertising.

The ICO will be done with Startengine as a Reg D offering, Livingway will offer securities tokens. With the funds from the first part of the ICO, we will then extend the offering to a Reg S.

The maximum amount of $1,070,000 would allow us to fund the ICO + fund the development of the social network + the cryptocurrency technology.

R&D production : It's the cost of the development of the platform and the cryptocurrency, this will be done by an agency; once completed we will hire our own IT team.
ICO fees: This is the cost to run our ICO: development of the token, the smart contracts, the wallets, legal, and marketing

Working capital: We included the salaries of our team, Jules, victor, Jacques, we planned for a bit more in case of any delay in the ICO fundraising.

Legal fees: All legal fees due to the Reg D offering coming, The ICO, privacy policy, terms and conditions and other fees due to the cryptocurrency

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or its directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.livingway.io in the Investor Relations section labeled Annual Reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Livingway, Inc.

[See attached]

I JULES TRASLEGLISE, the president of Livingway, hereby certify that the financial statements of Livingway and notes included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Livingway was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 05/11/2018 (Date of Execution).

J Trasleglise (Signature)

PRESIDENT (Title)

05/11/2018 (Date)

Livingway, Inc

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

Livingway, Inc
Index to Financial Statements
(unaudited)

Livingway
BALANCE SHEETS
Since Inception
(unaudited)

	5/11/2018
Assets	$0
Current Assets	$0
Cash	$0
Current Assets	$0
Total Assets	**$0**
Liquidity and Stockholders' Equity	$0
Total liabilities	$9,630
Commitments and contingencies	
Stockholders' equity:	
10,700,000 shares authorized, par value $0,001;	
8,560,000 Class A shares issued and outstanding as of 5/11/2018	$8560
2,140,000 Class B shares 1,070,000 issued and outstanding as of 5/11/2018	
1,070,000 unissued as of 5/11/2018	$1070
Accumulated deficit	$0
Total stockholders' equity	**$9630**
Total liabilities and stockholders' equity	**$0**

Livingway
STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

Profit and Loss Statements
March 26, 2018-April 11,2018

	5/11/2018
Revenues	$0-
Costs of Goods Sold	$0-
Ordinary Expense	
Total Expenses	**$0-**
Net Ordinary Income	$0-
Net Income	$0

Livingway, Inc
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

	Common Stock Class A		**Common Stock Class B**				
	Shares	**Amount**	**Shares**	**Amount**	**Additional Paid in Capital**	**Accumulated Deficit**	**Total Stockholders Equity**
3/26/2018							
Contributed Capital Net Income							
5/11/2018	**8,560,000**	**$8560**	**1,070,000**	**$1070**	**$0**	**$0**	$9630

Livingway, Inc
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

	March 26,2018 - May 11, 2018
Operating Activities	
Net Income	$0-
	$0-
Net cash provided by Operating Activities	
	$0-
Financing Activities	
Owner Equity:	$0-
Owner Equity:	
	$0-
Net cash provided by Financing Activities	
	$0-
Net cash increase for period	
	$0
Cash at the end of the period	

NOTE 1 – NATURE OF OPERATIONS

Livingway, INC. was formed on 3/26/2018 ("Inception") in the State of Delaware. The financial statements of Livingway,INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Livingway, INC is a social network that aims to connect people together, those who seek help with the members who have the skills or interest centers able to help them. Livingway develops it's own cryptocurrency payment solution. People can pay each other, and pay into businesses who accept Livingway's payment solution in the platform's cryptocurrency: the LIV which is a stable token : 1 token = $1. This social network will be a huge help for many people accross the USA and the rest of the world.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from fees on the payments in cryptocurrency and avertising when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

We have no DEBT as we are a brand new company as are raising funds for the first time.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of a total of 10,700,000 shares of our common stock.

We have authorized the issuance of 8,560,000 shares of our Class A common stock with par value of $0.001. As of 5/11/2018 the company has currently issued 8,560,000 shares of our Class A common stock.

We have authorized the issuance of 2,140,000 shares of our Class B common stock with par value of $0.001. As of 5/11/2018 the company has currently issued 1,070,000 shares of our Class B Common Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

No Transactions occured yet, we are a brand new company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through, 5/11/2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Livingway is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $107K goal



Livingway

Livingway
The Social Network For Your Needs
Small OPO Playa Vista, CA E-Commerce Accepting International Investment

Overview Team Terms Updates Comments Share

Rewarding People For Doing Good

Invest in Livingway

Although we have so many online communities at our fingertips, finding the right people who offer the right support at the right time (and right place) can be tough... In fact, in some situations it can be downright impossible.

Not too long ago, I was a tennis player traveling the world and was rarely ever home. I wanted to keep my costs as low as possible while traveling, but finding the least expensive food, lodging, and entertainment, was difficult for me.

Yes, I am on Facebook. Yes, I have email. Most of my social network -- the people who I trust and rely upon -- are in France. When traveling from country to country, **I was not acquainted with the right people and the right resources to get the information that I needed.**

This struggle led me to an epiphany.

There is no globalized community-driven network where people can turn to in situations like mine. There is no network through which others would be eager to support someone who knows nothing about a new city. **Where is the incentive to provide a complete stranger with the resources he or she needs to get by?**

It seemed to me that we are hyper connected but out of touch with the needs of the people around us. Therefore, **I have developed Livingway, a social platform that brings people together, all over the world, in order to support one another.**

Stage of Development

The project has a beta version working, the request feed, the search engine for profiles, the chat, the notifications, the profiles are developed. **The cryptocurrency and related network are currently pre-prototype. The investment will serve to develop the rest of the features like the search engine for the businesses, the wallet for the cryptocurrency, the design, the cryptocurrency, and the IOS and Android applications.**



LivinWay
Publications
Chercher des personnes
Je vends un ipod nano
298km de moi

Such a platform, once unimaginable, is now possible thanks to cryptocurrency and blockchain technology. Because of its decentralized and exchange-based nature, these technologies can push forward a network like Livingway by promoting engagement within and throughout communities while compensating participants for their contributions.

On Livingway, you can find the people, services, businesses and info you need in real time. And our plan is the make you able to pay for what you need with the platform's own token: the **LIV**. Think of Livingway as the

We are living in such an exciting time, we have the power to change the world. We can change our society and our economy for the better. Create a giant network everyone could reach out to anywhere, anytime. Help each other, build social boundaries, help communities reconnect and learn how by interacting and helping one another, we can all increase our lifestyle. With Liv cryptocurrency, we develop our own parallel economy, not depending on the banking system, creating an economy more fair economy for everyone. Livingway will empower you to do just that. On our network, you will be able to get paid for doing good and spreading the movement of community. **Investing in Livingway is not only funding a business, it's bringing to life a solution everyone needs, even more the mass of the population. Today you have the power to help us change the world. Let's build Livingway, a *global network* we plan to enable with blockchain and cryptocurrency technologies.**

\- Jules Trasleglise (Founder and CEO)

The Offering

$1/share of Class B Non-Voting Shares | When you invest you are betting the company's future equity value will exceed $9.8M.



This Offering is eligible for the StartEngine Owners' 10% Bonus

*For details on the bonus, please see the **Offering Summary** below.*

Our mission is to empower people and the global economy. With Livingway we are developing tighter knit and more communicative communities.

How Does Livingway Work?

Livingway has a request feed, a search engine for profiles, a search engine for businesses and a wallet for LIV cryptocurrency. On the request feed, you have the ability to ask the community anything. Simply post a request, entitle it with the keyword corresponding to your request, fill in your text, images, and post your location.

The people whose profiles list skills or interests matching your keyword will be notified instantly that a user is seeking help. Requests can be anything from questions and services to selling and renting.

LivinWay
Thomas
Agathe
Victorien
Jules
Test
Vladimir

The search engine for profiles allows you to find people around your location corresponding to your skills or interests or those skills and interests that you're seeking out. You can then check profiles to see what they've recently posted. This includes pictures, videos, comments from the community, recommendations and more. If you like what you see, you can contact the person directly.



The search engine for businesses, allows users to find any merchants who accept LIV as a payment solution around their location. **It allows you to find businesses around your current location, as well as online businesses.** It can be especially useful when you're in a new city.

In the second step of our development, we will be to offer businesses an E-boutique to list their inventory and services so users will be able to order products online, book meetings, and request goods for pick-up or delivery.

We Are the Network for the Digital Age





PASSPORT
United States of America

People are more location independent than ever before, opting to live and work abroad over settling into a 'nine to five' in one location. This is not an age where people are stationary, any longer.

People want to explore new territory and learn about new cultures. But they also need to maximize their money, as traveling doesn't always come cheap. Or does it?

Livingway will make it easy for people to identify inexpensive housing, food options, services and so much more. On our platform, users may even just find a new job opportunity. **The possibilities are endless.**

Livingway is a useful platform for your daily needs. Thanks to geolocation, you're able to have your neighborhood on a network that's reachable instantly, at anytime.

Even better? Our users get rewarded for helping others and also for encouraging more people to join.

Two Different Account Types: Personal and Business

Whether you are an individual or a business, you can benefit from supporting those in your immediate area on the Livingway app!



Livingway Personal Accounts

Users will be able to pay for goods, services and even advice using our very own cryptocurrency: LIV (once developed). To send payments



Livingway Business Accounts

Businesses are always looking for ways to increase customer engagement and to draw in new customers and clientele. On

with LIV cryptocurrency, a user first makes a deposit with fiat currency through Livingway's app or website. This money will then be converted in LIV tokens, which can be freely transacted through the LivingWay platform.

We plan to make LIV a stable cryptocurrency based on the U.S. dollar. 1 LIV = $1

LIV will be a closed ecosystem. It will not be traded on exchanges and there is a limited supply. A user can only buy and sell through LivingWay's wallet. This way we plan to create a stable cryptocurreny, making it easy to use in daily life with the **added bonus of safety for users who keep money in LIV because of reduced volatility.**

This offers a serious benefit for travelers. Rather than paying the exorbitant fees associated with currency exchanges, Livingway provides a frictionless and instantaneous way to transact business in foreign countries. Everything from microtransactions between users to more substantial expenditures at local businesses and more are possible. Totally free, no fees

Our plan is for merchants to be able to accept LIV without worrying about the capriciousness of the standard cryptocurrency, allowing them to easily fix their prices in LIV.

LivingWay, our token ecosystem is planned to provide businesses with an easy way to incentivize engagement and also to draw in new business. **Users will be encouraged to and rewarded for referring other users to specific businesses,** as they are rewarded with LIV tokens, and businesses are incentivized into entering affiliate relationships for the same reason.

On top of this, businesses will only pay a 1% fee, compared to 2.5-3.5% and higher that they face with credit cards. **We plan to make it easy for them to cash out anytime they want from their Livingway wallet.**

The only thing that businesses need to do in order to accept payments is to create an account on LivingWay. A QR code will be generated for their account, which they can then print and display in their shop or on their smartphone or tablet. Clients will be able to scan the QR code, select the amount and pay. **Simple and fast.**

These days, more businesses are adopting affiliate/ambassador programs than ever before. That's because many businesses realize that such programs offer twofold benefits: the chance for virality AND revenue. **Livingway easily empowers businesses to maintain loyalty with their customers**, while also providing them with the opportunity to draw in influencers who can really add a business' bottom line.

Our Business Model

Users will have the choice between keeping their data totally private, or sharing it with Livingway for a profit.

Two revenue streams:

1) DATA: Advertising

We believe that tech companies today are not respecting their main source of income: their users. In response, we are offering a fair solution to our clientele. When they share their data, we will share with them 50% of the advertising revenue.

Users who share more data -- like adding skills, interests, food preference, location, etc. -- will get more compensation than users whose profiles are sparse.

Having this data will allow us to conduct more targeted and geolocated marketing on the behalf of local and online merchants.

A business will be able to target ads around his or her location to the users who are potentially interested in what the business has to offer.



Users will receive this targeted advertising as notifications in their app, providing a mutually beneficial situation for both parties.

We plan to have revenues that users accrue show up in the form of LIV tokens in their wallet, which they can use to buy services, seek help and more on the social network. Alternatively, they can use it to buy whatever they need from participating merchants.

2) Transaction fees

Livingway will generate a 1% commission on every LIV transaction received by business accounts. Every time a payment is recieved by a business account, LivingWay collects 1% of the transaction's value. Up to 25% of this fee is distributed to the network of users who sponsored the one who proceeded the payment. Continued engagement with the Livingway platform is constantly incentivized.






Sponsorship Has the Power to Spur a Movement

We anticipate the excitement around LivingWay will grow quickly on its own. However, we believe that we'll be able to facilitate truly explosive growth with our built-in sponsorship program.

The Livingway sponsorship is similar to many other affiliate programs but with an important twist. We plan to pay our our commissions in the LIV tokens, and the incentives go further than what many may be used to. In fact, these affiliate rewards radiate through the entire network (up to 4 people) of users that brought a particular user to the platform.

Any person can sponsor a friend or business simply by sharing their sponsorship code. Each person sponsored offers a brand new revenue stream. LivingWay plans to reward referrals with commissions from each payment the recommended person makes. This reward never turns off, either, lasting the entirety of a user's lifespan on the platform.

Up to 25% of our revenue through the payment solution is

The sponsorship program works like multi-level marketing and is distributed into four levels:

1st level: 15% commission
2nd level: 5% commission
3rd level: 3% commission
4th level: 2% commission

Le titrer per: you sponsor your good friend Mike -- he will be your first level. Everytime Mike spends LIV at merchants you will get a 15% commission out of the 1% fee of the total amount. So if Mike spends $100, LivingWay gets $1 and you get fifteen cents. Every single time.

Now if Mike sponsors his girlfriend Alexandra, she will be your second level. Now every time Alexandra pays in LIV at merchants, you will get a 5% commission. Alexandra will be Mike's first level, so he will get a 15% commission. And this continues on until it reaches the fourth level.

redistributed through the sponsorship program.

Who Benefits from Becoming a LivingWay Affiliate







Big Corporations

We believe that big corporations such as Amazon, Uber, AirBNB and others will have interest in accepting LIV payments, because they can sponsor their clients and receive commissions on payments, no longer needing to rely on their own platforms for payment processing. Plus, there are much lower fees than on credit cards payments. 1% instead of 2-4.5%

Influencers, Bloggers, and Celebrities

For influencers, celebrities, and others with a large social media following, we believe that there is a great opportunity to generate extra income while also facilitating stronger community engagement among audiences. By sponsoring their followers, these “big fish” users can receive generous commission payouts.

Small Businesses

We believe that by accepting Liv payments, businesses will pay much lower transaction fees compared to credit cards.
Businesses can sponsor all their clients to the Livingway payment solution. When they do this, every transaction those referred clients conduct on the platform -- regardless of who that client is transacting business with -- result in revenue for the referring business. This is truly passive income!

Join LivingWay and Build a More Connected Global Community

By joining Livingway as an investor, you will help to facilitate a more connected global community AND economy. We want to empower people to be more responsive to one another while also receiving monetary benefits in the process. While our monetization model is based in decentralized cryptocurrency, our mission is geared toward the collectivization of information and spirit. We believe in a society where everyone helps each other, by living together we can all increase our lifestyle.

Invest in Livingway today. Help us make the society a better place, encourage people sharing and helping each other. Help us make a more fair economy for people thanks to our cryptocurrency. Livingway can change the world, if you share our vision, you can today contribute to the making of a better world.



Livingway: Together Live Better



August 2016

IDEA

Traveling the world for tennis, Jules imagined a platform to connect to local people. He realized that we have the same problem everywhere in our daily life. This is how was born Livingway

September 2016

Work to fund the development

Working small jobs to pay a developer to develop a beta version

June 2017

Beta Version

A first working beta version is released to friends and family to test the product

July 2017

ARDTA

joins ARDTA a state Organization who helps financially entrepreneurs working on innovative projects

January 2018

Reseau entreprendre

Jules joins Reseau Entreprendre, a state organization of CEO's who mentor entrepreneurs

May 2018

Startengine campaign

Raise funds to fund the ICO and the development of the product

september 2018

ICO

Launch of the ICO (ANTICIPATED)

December 2018

website and app launch

Development of the social network and the cryptocurrency ready to release to the public (ANTICIPATED)

Meet Our Team



Jules Trasleglise

CEO & Sole Director

Jules has been the Founder, CEO, and Sole DIrector of Livingway since the Company's inception. He had the idea of Livingway and dedicated himself to bring it to life. For the last 3 years, Jules has been working full time on Livingway. He worked jobs to fund the development of a beta version and managed to get Livingway's project supported by French state organizations. These organizations are financed by the state to help entrepreneurs. You have to convince jurys of CEOs in order to get accepted into the organizations and benefit from their mentorship. Jules successfully entered Reseau Entreprendre and ARDTA. Reseau Entreprendre committed to a $20k loan (which he didn't take), and ARDTA paid Jules 3 months of salary and all business expenses covered to continue to develop the project. He puts the same mindset of a passionate tennis player trying to become a pro, into his project trying to become a successful company.





Bryan Edelman

Head of Product

Bryan is the founder and CEO of Crowd.game.com. He was also a VR designer and developer at DreamLAb: Dreamworks. Bryan's skills, personality, experience, and education bridge the divide between people and technology. Bryan is a product manager and designer with a strong technical background. Products he creates have been seen by hundreds-of-thousands of people digitally and in venues like Madison Square Garden and STAPLES Center. He leads teams and has created multiple products from start to finish by himself, doing design, art/UI, and programming.





Victor Levy

Head of Business Development

Was head of business development at Publica in Palo Alto for the last 2 years. Previously worked at Rocket Internet SE as Business Development Manager, and was a consultant, analyst at Schlumberger. Sales & PR, Define and implement CRM Processes, for buyers and publishers, Business intelligence reports analysis, Technical integrations, Business intelligence reports analysis & contact with investors





Jacques Mollet

Social Media Manager

Social Media Manager at Stuart for the last 2 years. Previously worked at Marc Dorcel and bepub.Com as community and communication manager. Managing all the social media (Facebook, Twitter, Instagram...etc) Content manager (creating content with our Art director / photographer) Developing marketing campaigns with clients Internal communication (internal newsletter...etc)





Jean-Pierre Arnaud

Marketing Advisor

Founder of Japa communication which he lead for 28 years and recently sold to a parisian group. Founder of LA Machine a digital marketing agency which he sold to the same group.He was the national President of the DCF. He recently founded All Contents to become a senior advisor. Jean-Pierre's marketing companies managed marketing campaigns of CAC 40 companies for over two decades. He has tremendous experience on how to build brands and lead successful marketing campaigns.





Thomas Riebs

Legal & Banking Advisor

Vice-President at Bank of the West: Setting up comprehensive banking relationships for international individuals and businesses in the United States. The International Clientèle Department at Bank of the West aims to easily, swiftly, and conveniently help

internationals with all of their banking needs. Through my work with the International Clientele Department at Bank of the West, a wholly-owned subsidiary of BNP Paribas, I help businesses in the pursuit of their full potential by helping them with their local banking needs and with a suite of products designed to suit their needs. I also serve as a board member of the Danish-American Business Council - Los Angeles. Connecting Danish businesses and entrepreneurs with partners and advisors in Southern California.   My Mission: To make connections, encourage business across boundaries, to educate business people and entrepreneurs about new markets.



Offering Summary

Maximum 107,000* shares of Class B Non-Voting Shares $107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Class B Non-Voting Shares ($10,000)

Company	Livingway, Inc.
Corporate Address	13151 Fountain Park Drive, Playa Vista 90094, CA
Description of Business	Livingway is the social network for your needs. It uses it's own cryptocurrency as a payment solution on and off-platform.
Type of Security Offered	Class B Non-Voting Shares
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Livingway, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Shares at $1 / share, you will receive 10 Class B Non-Voting bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Livingway to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post



Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:57 PM 03/26/2018
FILED 10:57 PM 03/26/2018
SR 20182205295 - File Number 6819272

State of Delaware
Certificate of Incorporation
A Stock Corporation

The undersigned Incorporator, desiring to form a corporation pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is Livingway, Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 2140 S Dupont Highway in the City of Camden, County of Kent, Zip Code 19934. The name of the Registered Agent at such address upon whom process against this corporation may be served is Paracorp Incorporated.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 100,000 shares (number of authorized shares) with a par value of $ 1.00 per share.

5. The name and mailing address of the incorporator are as follows:

   a. Name: Thomas Riebs

   b. Mailing Address: Street: 7754 Washington Avenue

      City: Whittier, State: CA, Zip Code: 90602.

By:
_____
Incorporator

Name: Thomas Riebs

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:49 PM 04/20/2018
FILED 01:49 PM 04/20/2018
SR 20182877395 - File Number 6819272

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Livingway, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED: that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4." So that, as amended said Article shall be and read as follows:

4. The total amount of stock this corporation is authorized to issue is 10,700,00 Class A Voting and Class B Non-Voting shares with a par value of $0.001 per share. Of the total 10,700,000 shares, there shall be 8,560,000 Class A Voting Shares and there shall be 2,140,000 Class B Non-Voting shares.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS HEREOF, said corporation has caused this certificate to be signed this 8th day of April 2018.

By: _____

Title: President & CEO

Name: Jules Tralseglise